

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2021

Mark Manfredi, Ph.D.
President and Chief Executive Officer
Ikena Oncology, Inc.
50 Northern Avenue
Boston, MA 02210

> **Re: Ikena Oncology, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted January 8, 2021**
> **CIK No. 0001835579**

Dear Dr. Manfredi:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted January 8, 2021

IK-930, a TEAD inhibitor, page 3

1. Please explain the basis for your belief that IK-930 is one of the most advanced TEAD inhibitors in development. Additionally, balance this statement with disclosure that you have not performed any clinical trials to date and developing this candidate will require Phase I, II and III clinical trials which will take years to complete. Provide similar disclosure about IK-175 nd IK-007.

Our Targeted Oncology Programs, page 3

2. We note references to initial data, early clinical data, and preliminary data that your product candidates have demonstrated "potent antitumor activity," and similar statements

indicating findings of efficacy. Please revise to remove any statements that suggest the efficacy of your candidates, as these determinations are the exclusive authority of the FDA or other regulators. Also, please limit the prospectus summary discussion of preclinical studies and trial results to an objective description of the endpoints of your studies and trials and whether they were met. For example, rather than stating that ERK5 prevented tumor formation, present your trials observations without concluding that ERK5 caused the observations. Similarly revise the disclosure throughout your filing.

Our Strategy, page 5

3.   Please delete your intention to "rapidly" advance IK-930 through clinical trials. Given the length of time it takes to conduct clinical trials and the frequency with clinical trials fail to meet trial endpoints, any indications that you will be able to perform them rapidly appears inappropriate.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Use of Estimates
Stock-Based Compensation, page 103

4.   Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

Business, page 107

5.   Please revise your graphics throughout this section as applicable to ensure that the text is legible. For example, the footnotes to your pipeline table and the table on page 113 are unclear and difficult to read.

IK-930, a TEAD inhibitor, page 111

6.   We note you intend to evaluate IK-930 in Hippo-mutated cancers. Please clarify that the primary purpose of Phase 1 trials are to evaluate safety and evaluating efficacy is a primary purpose of later phase trials.

Master Collaboration Agreement with Bristol-Myers Squibb, page 138

7.   We note your disclosure on page 138 that you may be eligible to receive tiered royalties at rates ranging from the high single to low double digit percentages. The upper bound of the range is very broad and therefore does not provide investors with a meaningful understanding of the potential royalty payments. Accordingly, please revise so that the range of the royalty rate does not exceed 10 percentage points.

Patent License Agreement with the University of Texas at Austin, page 139

8.   We note your disclosure with respect to the License Agreement that your royalty obligations will continue as long as there is an existing valid claim under the licensed patents in such country, and your disclosure with respect to the AskAt Agreement that your royalty obligations will continue until the later of 10 years from the first commercial sale in such country or the expiration of valid claims in such country. Please revise to clarify when the patents underlying such royalty terms are expected to expire.

Intellectual Property
Patent Protection, page 140

9.   Please revise your intellectual property disclosure to clearly describe on an individual basis the type of patent protection granted for each technology, the expiration of each patent held, and the jurisdiction, including any foreign jurisdiction, of each pending or issued patent. In addition, with respect to your disclosure on page 142 of patents related to your IK-412 program, please clarify whether each such patent is owned or licensed. In this regard, it may be useful to provide this disclosure in tabular form to support the narrative already included.

Certain Relationships and Related Party Transactions
Merger Agreements, page 186

10.   Please file the Arrys Merger Agreement and the AMI Merger Agreement as exhibits or provide your analysis identifying how you determined that the agreements did not need to be filed as exhibits. Please refer to Items 601(b)(2) and 601(b)(10) of Regulation S-K.

Description of Capital Stock
Choice of Forum, page 195

11.   Please ensure that the exclusive forum provision in your bylaws that will become effective upon the completion of this offering clearly states that this provision does not apply to actions arising under the Securities Act or Exchange Act, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Exhibits

12.   We note your disclosure in footnote 2 to your product pipeline table on pages 2 and 108 that pembrolizumab for your Phase 1b clinical trial of IK-007 is provided through a clinical trial collaboration and supply agreement with Merck. Please provide your analysis supporting your determination that you are not required to file it in accordance with Item 601(b)(10) of Regulation S-K.

General

13. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

You may contact Tracie Mariner at 202-551-3744 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Kasey Robinson at 202-551-5880 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences